UNITED STATES
SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549

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## FORM 6-K

**[redacted]IGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER**
**[redacted] THE SECURITIES EXCHANGE ACT OF 1934**



**For the month of March, 2002**

# ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

**6660 N.W. Marine Drive,**
**Vancouver, B.C.**
**Canada V6T 1Z4**
**(604) 221-7676**
(Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

EXHIBIT INDEX

| Exhibit Number | Description of Document |
|---|---|
| 1 | News release relating to Boston Scientific announcing preliminary results of its TAxus III paclitaxel-eluting stent clinical trial. |

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. **Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.** The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**ANGIOTECH PHARMACEUTICALS, INC.**

Date: March 22, 2002

By ______________________
Name: Donald Longenecker
Title: President and COO

K:\38769\00001\MST\MST_O20M3

Exhibit 1

**FORM 27**
Form 25 (*Securities Act*, 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))

# Material Change Report

**Under:**
**Section 85(1) of the *Securities Act* (British Columbia)**
**Section 118(1) of the *Securities Act* (Alberta)**
**Section 84(1)(b) of the *Securities Act*, 1988 (Saskatchewan)**
**Section 75(2) of the *Securities Act* (Ontario)**
**Section 81(2) of the *Securities Act* (Nova Scotia)**
**Section 76(2) of the *Securities Act* (Newfoundland)**

**Item 1 Reporting Issuer**

Angiotech Pharmaceuticals, Inc.

**Item 2 Date of Material Change**

March 19, 2002

**Item 3 Press Release/Publication/Filing**

A press release providing notice of the material change was issued on March 19, 2002.

**Item 4 Summary of Material Change**

Angiotech's corporate partner, Boston Scientific, announced preliminary results of its TAXUS III paclitaxel-eluting stent clinical trial. Boston Scientific licenses the use of paclitaxel to coat its coronary stent products from Angiotech Pharmaceuticals, Inc.

**Item 5 Full Description of Material Change**

See attached press release.

**Item 6 Reliance on Confidentiality Provisions of the Securities Acts**

Not applicable.

**Item 7 Omitted Information**

Not applicable.

**Item 8 Senior Officer**

Contact: David M. Hall, Chief Financial Officer
Telephone: (604) 221-7676

**Item 9 Statement of Senior Officer/Director**

The foregoing accurately discloses the material change referred to in this report.

Dated at the City of Vancouver, in the Province of British Columbia, this 19th day of March, 2002.

**Angiotech Pharmaceuticals, Inc.**

Per:

DAVID M. HALL, CHIEF FINANCIAL OFFICER
IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

**FOR IMMEDIATE RELEASE**

**NEWS RELEASE**
March 19, 2002

## BOSTON SCIENTIFIC ANNOUNCES PRELIMINARY RESULTS OF ITS TAXUS III PACLITAXEL-ELUTING STENT CLINICAL TRIAL

Vancouver, British Columbia – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSE:ANP) was notified today by Boston Scientific Corporation ("BSC") that BSC announced preliminary, six-month results of its TAXUS III paclitaxel-eluting stent clinical trial.

TAXUS III is a single-arm registry examining the feasibility of implanting up to two paclitaxel-eluting stents for the treatment of in-stent restenosis. Enrollment of 30 patients was completed in July 2001.

BSC stated that the trial's main focus is safety, and the primary endpoint is 30-day MACE (Major Adverse Cardiac Events; including death, myocardial infarction and revascularization). This group represents patients with complex vascular disease having recurrent occlusion in a stent, who tend to have an increased probability of restenosis.

The study reported a seven percent 30-day MACE rate (one myocardial infarction and one target vessel revascularization unrelated to the stent study), both of which occurred during the stent placement procedure. No early stent thromboses were reported. Systemic paclitaxel levels were undetectable at 30 days, consistent with the data from TAXUS I.

BSC also reported that six-month data demonstrated a 17 percent MACE rate (four target lesion revascularizations, one target vessel revascularization -- without any deaths or coronary artery bypass grafts). This rate compares favorably with brachytherapy, without the associated risks and complexities. Analysis of the patterns of restenosis is underway to determine the optimal lesion criteria and implant technique to improve outcomes.

"These results offer further promise that paclitaxel-eluting stents can be used safely and effectively in the treatment of in-stent restenosis," said Professor Eberhard Grube, M.D., Siegburg Heart Center, Siegburg, Germany. "I am particularly encouraged by the comparatively low MACE rates, low target lesion revascularizations, and the lack of early and late stent thrombosis. From my own experience, optimal placement to avoid geographic miss reduces restenosis by ensuring uniform drug delivery. I look forward to future TAXUS stent trials, which will provide additional data on their potential for treating coronary artery disease."

"These results expand on results from the TAXUS I trial and offer further evidence of the safety of TAXUS paclitaxel-eluting stents in treating coronary artery disease," said Jim Tobin, President and Chief Executive Officer of Boston Scientific. "We were also pleased with the efficacy data reported from this high-risk group. The feasibility results represent dramatic improvement over revascularization rates that have historically been as high as 50 percent. These findings offer as much hope as any seen to date."

Final clinical six-month angiographic and intravascular ultrasound (IVUS) data on TAXUS III is scheduled to be presented in May at the Paris Course on Revascularization, as stated by BSC.

*Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "may", "will", "estimate", "continue", "anticipates", "intends", "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.* ***Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.*** *The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments*

###

**Angiotech Pharmaceuticals Contact:**
Rui Avelar (Investors)
Cindy Yu (Media)
Phone: (604) 221-7676 Web: www.angiotech.com Email: info@angio.com